Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 23, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12889
Space Economy Portfolio, Series 1
(the “Trust”)
CIK No. 2106920 File No. 333-294273

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Objective

1.The Staff notes the following disclosure in the first paragraph set forth in the “Objective” section:

The Trust is concentrated (i.e., invests 25% or more of Trust assets) in stocks of companies within each of the industrials and information technology sectors.

For consistency, please replace the term “stocks” in the referenced disclosure with “common stocks” or “Securities.”

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Trust is concentrated (i.e., invests 25% or more of Trust assets) in common stocks of companies within each of the industrials and information technology sectors.

Portfolio Selection Process

2.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section:

The selection process begins with constructing an initial universe of stocks comprised of “Space Economy Companies,” which are companies involved in the development and deployment of space-related technologies….

Please clarify how the Trust determines whether a company is involved in the development and deployment of space-related technologies.

Response:In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

The selection process begins with constructing an initial universe of stocks comprised of “Space Economy Companies,” which are companies that develop and deploy space-related technologies….

3.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section:

The selection process begins with constructing an initial universe of stocks comprised of “Space Economy Companies,” which are companies involved in the development and deployment of space-related technologies, including: building or operating satellites; building aircraft or space vehicle technologies and systems; and developing electronic aviation technologies, optical instruments or software supporting space deployments and mission operations.

Please clarify why the term “aircraft” is included within the list of space-related technologies and whether such inclusion is consistent with the Trust’s investment in Space Economy Companies. If appropriate, please revise the disclosure to replace the term aircraft with spacecraft (or a similar term) or explain the nexus between aircraft and space-related technologies.

Response:In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

The selection process begins with constructing an initial universe of stocks comprised of “Space Economy Companies,” which are companies that develop and deploy space-related technologies, including: building or operating satellites; manufacturing jet, rocket, missile, drone, satellite or space vehicle technologies and systems; and developing electronic aviation technologies, optical instruments or software supporting space deployments and mission operations.

4.The Staff notes the following disclosure in the fourth and fifth paragraphs set forth in the “Portfolio Selection Process” section:

After considering the above factors together, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The selected portfolio is comprised of 25 approximately equally-weighted stocks.

Please revise the disclosure to clarify (1) whether any single factor or group of factors is weighted more heavily than others in the equity analysts’ final determination, and (2) the methodology by which the final 25 stocks are selected, specifically, whether the portfolio is comprised of the 25 highest-ranked stocks or whether additional criteria are considered to select the final 25 stocks.

Response:The Trust confirms that the disclosed factors are not weighted in any determinative way and no factor is necessarily given more weight than another. Instead, the selection process is a holistic consideration of various factors by the equity analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. The Trust also confirms that no ranking system is used and no additional criteria are considered to select the final 25 stocks for inclusion in the portfolio. The Trust believes the below revised disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

The above factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each common stock. After this holistic review, the equity analysts make a final determination and select the common stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The selected portfolio is comprised of 25 approximately equally-weighted common stocks.

Risk Factors

5.Please consider whether a common stock risk should be added to the section entitled “Risk Factors” due to the Trust’s exposure to common stocks.

Response:The Trust notes that the “Price Volatility” risk factor set forth under the section entitled “Risk Factors” addresses the risks associated with the Trust’s exposure to common stocks. Accordingly, the Trust respectfully declines to revise the disclosure to add a common stock risk factor.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon